Bradford & Bingley

RECEIVED

2008 JUN 10 A 5:35

[redacted]

08003108

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

28 May 2008

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

PROCESSED
JUN 11 2008
THOMSON REUTERS

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley plc

Annual General Meeting 22 April 2008 - Special Business

Two copies of three resolutions designated as Special Business and approved by the shareholders at the Annual General Meeting of Bradford & Bingley plc held on 22 April 2008, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
7 May 2008

RECEIVED

2009 JUN 10 A 5:35

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) The notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a).

3) Name of person discharging managerial responsibility/director.
Stephen Webster

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25p shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Stephen Webster

8) State the nature of the transaction.
Shares received under the terms of a Dividend Reinvestment Plan

9) Number of shares, debentures or financial instruments relating to shares acquired.
267 shares

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
Nil

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
167.38 pence

14) Date and place of transaction.
12 May 2008 - London.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
14 May 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised
N/a

19) Total amount paid (if any) for grant of the option
N/a

20) Description of shares or debentures involved (class and number)
N/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/a

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
John Gornall 01274 806106

25) Name and signature of authorised company official responsible for making this notification
John Gornall

Date of Notification............14 May 2008

14 May 2008

Bradford & Bingley plc

Cancellation of bonds

Bradford & Bingley plc can confirm it has purchased for cancellation the following CHF Covered Bonds:

CHF	81,675,000	2010	2.709%	New outstanding amount CHF 168,325,000
CHF	25,355,000	2011	3.125%	New outstanding amount CHF 124,645,000
CHF	1,500,000	2012	2.750%	New outstanding amount CHF 283,500,000
CHF	25,255,000	2013	2.625%	New outstanding amount CHF 199,745,000
CHF	36,160,000	2015	3.250%	New outstanding amount CHF 123,840,000
CHF	13,435,000	2016	3.000%	New outstanding amount CHF 236,565,000
CHF	21,250,000	2018	2.750%	New outstanding amount CHF 228,750,000
CHF	18,305,000	2027	3.500%	New outstanding amount CHF 111,695,000

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

Posting of Rights Issue Circular

19 May 2008

Further to its announcement on 14 May 2008 of a fully underwritten rights issue (the "Rights Issue"), Bradford & Bingley announces that a circular regarding the Rights Issue is being posted to shareholders.

The shareholder circular includes a notice convening an extraordinary general meeting of shareholders to be held at The Midland Hotel, Forster Square, Bradford at 9:00 a.m. on 16 June 2008 for the purposes of seeking the necessary approvals for the Rights Issue and related matters.

A copy of the shareholder circular will shortly be available on Bradford & Bingley's website www.bbg.co.uk. Copies of the shareholder circular have been submitted to the UK Listing Authority and will also be available for inspection at the UK Listing Authority's document viewing facility which is situated at: Financial Services Authority, 25 the North Colonnade, Canary Wharf, London E14 5HS.

Included in the shareholder circular is a breakdown of Bradford & Bingley's structured finance portfolio as at 30 April 2008, which comprises the bank's investments in principal protected notes ("PPNs"), collateralised debt obligations ("CDOs"), collateralised loan obligations ("CLOs") and structured investment vehicles ("SIVs"). As outlined in the announcement of the Rights Issue on 14 May 2008, during April 2008 the value of the Group's structured finance portfolio declined modestly, by £13 million (after tax) in total, of which £5 million is required to be charged to the Income Statement with the remaining £8 million being a reduction in the available for sale reserve on the Balance Sheet. Further details are set out in the Appendix.

Appendix – Structured Finance Portfolio

During April 2008 the value of the Group's structured finance portfolio declined modestly, by £13 million (after tax) in total, of which £5 million is required to be charged to the Income Statement with the remaining £8 million being a reduction in the available for sale reserve on the Balance Sheet. A more detailed breakdown of the structured finance portfolio as at 30 April 2008 is shown below.

The breakdown of the Group's structured finance portfolio is compiled from (i) month-end market prices for the various securities in the portfolio provided by the lead managers of the relevant issues, and (ii) internal treasury records of the Group's holdings in the various securities in the portfolio reconciled with the records of the relevant custodians. The breakdown is unaudited, but has been prepared on a basis that is consistent with the breakdown of the Group's structured finance portfolio that appears in Note 13 to the Group's audited consolidated report and accounts for the financial year ended 31 December 2007.

Structured finance portfolio as at 30 April 2008

	Total £m	AAA	AA	A	BBB	CCC & Below	Total
PPNs	427.4	52%	42%	6%	-	-	100%
Non synth CDOs	23.7	28%	52%	16%	4%	-	100%
Synthetic CDOs	187.2	65%	11%	5%	19%	-	100%
Non synth CLOs	168.2	52%	45%	-	3%	-	100%
Synthetic CLOs	61.0	80%	-	14%	6%	-	100%
SIVs	10.4	-	-	-	-	100%	100%
Credit Funds	66.5	-	-	54%	46%	-	100%
Total	**944.4**	**52%**	**30%**	**9%**	**8%**	**1%**	**100%**

Net value of investments containing embedded derivatives as at 30 April 2008

	£m
Value of synthetic CDO assets	187
Embedded derivative in synthetic CDOs	(93)
Net value of synthetic CDOs	94
Value of synthetic CLO assets	61
Embedded derivative in synthetic CLOs	(4)
Net value of synthetic CLOs	57
Fair value of structured finance portfolio	944
Embedded derivative	(97)
Net value of structured finance portfolio	847

Note: Embedded derivatives within synthetic CDOs and CLOs are recorded as a liability on the Balance Sheet

Analysis of investment by geographic region

	Total £m	UK	Europe	US	Other	Total
PPNs	427.4	55%	41%	4%	-	100%
Non synth CDOs	23.7	-	52%	48%	-	100%
Synthetic CDOs	187.2	1%	30%	69%	-	100%
Non synth CLOs	168.2	-	64%	36%	-	100%
Synthetic CLOs	61.0	-	47%	53%	-	100%
SIVs	10.4	19%	25%	48%	8%	100%
Credit Funds	66.5	2%	91%	6%	1%	100%
Total	**944.4**	**26%**	**47%**	**27%**	**-**	**100%**

Analysis of investment by type of asset

	Total £m	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	427.4	-	4%	80%	16%	100%
Non synth CDOs	23.7	100%	-	-	-	100%
Synthetic CDOs	187.2	41%	-	59%	-	100%
Non synth CLOs	168.2	-	-	100%	-	100%
Synthetic CLOs	61.0	-	-	100%	-	100%
SIVs	10.4	-	100%	-	-	100%
Credit Funds	66.5	-	-	82%	18%	100%
Total	**944.4**	**11%**	**3%**	**78%**	**8%**	**100%**

Further information

Further information on the rights issue is available on the Group's website www.bbg.co.uk

Enquiries
For further information please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS Investment Bank") are acting each exclusively for Bradford & Bingley and for no one else in relation to the proposed rights issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed rights issue, or any other matters referred to in this document.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

A prospectus relating to the proposed issue and admission to the Official List of the Financial Services Authority and to trading on London Stock Exchange of securities in Bradford & Bingley in connection with the rights issue is expected to be published before the EGM, and will be available on the website and from the registered office of Bradford & Bingley. The provisional allotment letters are expected to be despatched around the time of the EGM. The prospectus will give further information on Bradford & Bingley and details of the new ordinary shares, the nil paid rights and the fully paid rights to be offered pursuant to the rights issue.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus when published. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Neither the content of the Bradford & Bingley website nor any website accessible by hyperlinks on the Bradford & Bingley website is incorporated in, or forms part of, this announcement.

Certain information, statements, beliefs and opinions in this document are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

END

20 May 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**May 2008**	**April 2008**
Outstanding current balance of mortgages	£10,459,733,079	£10,569,520,985
Number of mortgages	112,685	113,082
Average loan balance	£92,823	£93,468
Average LTV	60.64%	61.17%
Weighted average HPI LTV	68.94%	67.80%
Arrears:		
1 month +	2.86%	3.06%
3 months +	1.77%	1.65%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

END